UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Jameson Inns, Inc.
(Name of Issuer)

Common Stock, $.10 par value per share
(Title of Class of Securities)

470457 10 2
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 470457 10 2	Page 2 of 5 Pages
(1)		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
Thomas W. Kitchin

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

(3)		SEC USE ONLY

(4)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		(5) SOLE VOTING POWER
623,041

(6) SHARED VOTING POWER
46,938

(7) SOLE DISPOSITIVE POWER
623,041

(8) SHARED DISPOSITIVE POWER
46,938

(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
661,979

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.25%

(12)		TYPE OF REPORTING PERSON
IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 470457 10 2	Page 3 of 5 Pages

ITEM 1

(a)       Name of Issuer:
Jameson Inns, Inc.

(b)      Address of Issuer’s Principal Executive Offices:
8 Perimeter Center East, Suite 8050
Atlanta, Georgia 30346-1604

ITEM 2

(a)       Name of Person Filing:
See Item 1 of Page 2

(b)      Address of Principal Business Office:
8 Perimeter Center East, Suite 8050
Atlanta, Georgia 30346-1604

(c)      Citizenship:
See Item 4 of Page 2

(d)      Title of Class of Securities:
Common Stock

(e)       CUSIP No.:
470457 10 2

ITEM 3          IF THIS STATEMENT IS FILED PURSUANT TO RULES.13D-1(B) OR 13D-2(B) CHECK WHETHER THE PERSON FILING IS A:

(a)      ☐      Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)      ☐     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)      ☐      Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)      ☐     Investment company registered under section 8 of the Investment Company Act of 1940 (15
                                U.S.C. 80a-8);

(e)      ☐      An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)      ☐     An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)     ☐      A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

SCHEDULE 13G

CUSIP No. 470457 10 2	Page 4 of 5 Pages

(h)      ☐     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
                                (12 U.S.C.1813);

(i)      ☐     A church plan that is excluded from the definition of an investment company under section
                                3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)      ☐     Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Not applicable to Reporting Person

ITEM 4          OWNERSHIP:

(a)       Amount Beneficially Owned:
See Item 9 of Page 2

(b)      Percent of Class:
See Item 11 of Page 2

(c)       Number of shares as to which the person has:

(i)        sole power to vote or to direct the vote - See Item 5 of Page 2

(ii)       shared power to vote or to direct the vote - See Item 6 of Page 2

(iii)     sole power to dispose or to direct the disposition of - See Item 7 of Page 2

(iv)      shared power to dispose or to direct the disposition of - See Item 8 of Page 2

ITEM 5          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable to Reporting Person

ITEM 6          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable to Reporting Person

SCHEDULE 13G

CUSIP No. 470457 10 2	Page 5 of 5 Pages

ITEM 7          IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable to Reporting Person

ITEM 8           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable to Reporting Person

ITEM 9          NOTICE OF DISSOLUTION OF A GROUP:

Not applicable to Reporting Person

ITEM 10        CERTIFICATION:

Not applicable to Reporting Person

* * * * * * * * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

/s/ Thomas W. Kitchin
Thomas W. Kitchin